Craig G. Ongley

(214) 777-4241

congley@krcl.com

October 2, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         TransCoastal Corporation

Amendment No. 6 to Registration Statement on Form S-1

Filed June 18, 2014

File No. 333-191566

Amendment No. 2 to Form 10-K for Fiscal Year Ended

December 31, 2013

Filed June 17, 2014

File No. 1-14665

Dear Mr. Schwall:

With regards to your letter dated July 1, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Amendment No. 6 to Registration Statement on Form S-1

1.

We note that you have included the auditor’s consent letter in place of the auditor’s opinion. Please amend your Form S-1 to include a properly dated audit opinion as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire item being amended and to include updated certifications that refer to the amended filing.

RESPONSE:

We have amended the document to include a properly dated auditor's opinion and we have added a properly dated auditor's consent as an exhibit. Both documents are in text searchable format. Please see page F-2 and Exhibit 23.1.

2.

We note that the addition of your “Restatement of previously issued consolidated financial statements” as footnote 1 has caused references throughout your filing to refer to incorrect footnotes. Please correct all footnote references to correspond to the correct footnote. We note similar inconsistencies in your Form 10-K/A filed June 17, 2014.

RESPONSE:

We have corrected the foot note references throughout the filing and our Form 10-K/A as  requested. Please see pages F-2.

3.

We note your response to our prior comment 3 and reissue the comment in part. Please expand your disclosure on pages 14 and 42 to address all series of preferred stock that you have issued or that your board has authorized. We note in that regard your references to Series A and Series F preferred stock on pages F-5 to F-7 of your registration statement.

RESPONSE:

We have modified the S-1 document to include the references to the Series A and Series F Preferred. Please note however that the Series A preferred stock was issued by TransCoastal-Texas prior to its acquisition by the registrant. Please see pages 17, 42, and 43.

4.

We note that you have electronically filed your amended loan agreement and your auditor’s report in an un-searchable format. Please amend your filings to make sure your auditor’s report and your exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014) and Item 301 of Regulation S-T.

RESPONSE:

We have amended our filing so our auditor’s report and the amended loan agreement      exhibit are in a text searchable format. Please see our response to Comment 1. above and      Exhibit 10.16.

5.

We note your response to our prior comment 13 and reissue the comment in part. Please provide Item 701 disclosure for all unregistered sales of securities within the past three years. We note in that regard the disclosure on page F-23, which describes several stock issuances during the two most recently completed fiscal years for which Item 701 disclosure remains omitted. In addition, please disclose the exemption pursuant to which you issued 560,000 shares of Series G convertible preferred stock during the quarter ended March 31, 2014.

RESPONSE:

We have made the requested 701 disclosures. Please note however that although the footnote refers to certain issuances not all issuances were made by the registrant as some were made by TransCoastal-Texas prior to its acquisition. Please see pages 17,42,43,49, and F-23.

6.	To the extent applicable, please comply with the above comments in your Form 10-K as well.

RESPONSE:

We are amending our Form 10-K to comply with your comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Exhibit 31 and Exhibit 32

7.

We note that you have amended your December 31, 2013 Form 10-K but did not include Section 302 certifications filed as Exhibit 31. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports. As such, please file an amendment to your December 31, 2013 Form 10-K/A to include Section 302 certifications filed as Exhibit 31 and Section 906 certifications filed as Exhibit 32. Please ensure that the certifications refer to the Form 10-K/A as appropriate, and are currently dated.

RESPONSE:

We are amending our December 31, 2013 10-K/A to include the Sections 302 and 906 certifications as requested. Please see Exhibits 31.1 and 32.1. We have also refiled Exhibit 10.16 in a text searchable format as part of that amendment.

Please contact the undersigned should you have any questions.

Sincerely,

KANE RUSSELL COLEMAN & LOGAN PC

By:	/s/ Craig G. Ongley
Craig G. Ongley

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